Exhibit 99.3

MEDIA RELEASE

CENTOGENE Announces Nomination of Kim Stratton as Chief Executive Officer

Dr. Andrin Oswald resigns as CEO due to prolonged medical leave; Kim Stratton elected as successor

CAMBRIDGE, Mass. and ROSTOCK, Germany, and BERLIN, February 1, 2022 (GLOBE NEWSWIRE – Centogene N.V. (Nasdaq: CNTG), a commercial-stage company focused on generating data-driven insights to diagnose, understand, and treat rare diseases, today announced the Company’s Supervisory Board’s nomination of Kim Stratton as Chief Executive Officer, transitioning from her prior designation as Interim CEO. In her role as CEO, Mrs. Stratton will now lead CENTOGENE’s ongoing important strategic evolution on its path to maximizing stakeholder value creation.

Kim Stratton commented, “I am excited to continue my journey at CENTOGENE and officially take on the role of Chief Executive Officer. I have known and followed CENTOGENE for many years and am deeply impressed by CENTOGENE’s potential for value creation as we execute on the next chapter of our strategy.”

Peer Schatz, Chairman of the Supervisory Board of CENTOGENE said, “We are very much looking forward to developing and executing on our opportunities with Kim Stratton as our Chief Executive Officer. Kim is a most impressive executive with great experience in rare diseases through her various roles in the pharmaceutical industry. We look forward to working with Kim and to translating the next phases of our strategy into value for patients and our stakeholders.”

This nomination follows the notification by Dr. Andrin Oswald, the Company’s Chief Executive Officer and Managing Director, that he has resigned from his position in order to focus on his recovery. On December 20, 2021, the Company announced that Dr. Oswald had taken a medical leave of absence. While Dr. Oswald is on a path to recovery, this will take some additional time, and Dr. Oswald has therefore decided, in consultation and mutual agreement with the Company's supervisory board, to hand over the CEO position to Kim Stratton to ensure continued strong leadership. Dr. Oswald will continue to be available to CENTOGENE as an advisor to ensure a smooth leadership transition.

“After careful consideration, I have decided to extend my medical leave and to focus on the completion of my recovery,” said Dr. Andrin Oswald. “CENTOGENE is at a very important time in its development that requires continued strong leadership. It is therefore that I have decided to step down and to hand over my role to Kim Stratton. I have worked with Kim in previous roles and have the greatest respect for her leadership skills and her significant experience in rare diseases. I feel confident knowing the Company will be in the skilled hands of Kim, our highly experienced management team, and our talented and passionate employees.”

Peer Schatz, Chairman of the Supervisory Board of CENTOGENE added, “It has been a great pleasure to work with Andrin. We send our best wishes for his continued recovery and that he can regain his full health as soon as possible. We understand, support, and have great respect for his decision taken in the interest of the Company to now hand over his roles to Kim Stratton. In only a few months during Andrin's tenure as CEO, he has transformed the company to become much stronger and more focused. He formed a very high-performing, new team and created a culture of efficiency, inclusive decision-making, and accountability. With this team, a very exciting strategy has been designed, which has the potential to have a profound impact on the reduction of the burden of rare diseases and to thereby also create significant stakeholder value.”

The transition of the CEO role is effective immediately. Kim Stratton's appointment as a managing director will be formalized at the next shareholder meeting.

Kim Stratton has more than 25 years’ global commercial expertise in the biopharmaceutical space, with significant experience across multiple geographies, including the U.K., U.S., Europe, and emerging markets. Most recently, Stratton was CEO of Orphazyme A/S (ORPHA.CO), a biopharmaceutical company dedicated to developing treatments for patients living with rare diseases. Prior to this role, Mrs. Stratton worked at Shire Pharmaceuticals, where she served as Head International Commercial for Shire’s Specialty and Rare Diseases portfolio. Before Shire, Mrs. Stratton spent nearly 15 years at Novartis in a number of senior management roles, including global product development, commercial, marketing, general manager, and various global corporate functions, including government and external affairs. Stratton also currently serves as a non-executive director on the Boards of Recordati S.p.A, Novozymes A/S, and Vifor Pharma AG.

About CENTOGENE

CENTOGENE engages in diagnosis and research around rare diseases transforming real-world clinical, genetic, and multiomic data to diagnose, understand, and treat rare diseases. Our goal is to bring rationality to treatment decisions and to accelerate the development of new orphan drugs by using our extensive rare disease knowledge and data. CENTOGENE has developed a global proprietary rare disease platform based on our real-world data repository of over 600,000 patients representing over 120 different countries.

CENTOGENE’s platform includes epidemiologic, phenotypic, and genetic data that reflects a global population, as well as a biobank of patients’ blood samples and cell cultures. CENTOGENE believes this represents the only platform focused on comprehensive analysis of multi-level data to improve the understanding of rare hereditary diseases. It allows for better identification and stratification of patients and their underlying diseases to enable and accelerate discovery, development, and access to orphan drugs. As of December 31, 2020, CENTOGENE collaborated with over 30 pharmaceutical partners.

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Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” and “may,” are generally intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause CENTOGENE’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, negative worldwide economic conditions and ongoing instability and volatility in the worldwide financial markets, the effects of the COVID-19 pandemic on our business and results of operations, possible changes in current and proposed legislation, regulations and governmental policies, pressures from increasing competition and consolidation in our industry, the expense and uncertainty of regulatory approval, including from the U.S. Food and Drug Administration, our reliance on third parties and collaboration partners, including our ability to manage growth and enter into new client relationships, our dependency on the rare disease industry, our ability to manage international expansion, our reliance on key personnel, our reliance on intellectual property protection, fluctuations of our operating results due to the effect of exchange rates, our ability to streamline cash usage, our requirement for additional financing and our ability to continue as a going concern, or other factors. For further information on the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to CENTOGENE’s business in general, see CENTOGENE’s risk factors set forth in CENTOGENE’s Form 20-F filed on April 15, 2021, with the Securities and Exchange Commission (the “SEC”) and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and CENTOGENE’s specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Media Contact:

CENTOGENE

Ben Legg

Corporate Communications

 Press@centogene.com

Lennart Streibel

Investor Relations

Investor.Relations@centogene.com

Stern IR
Brendan Payne

+1 (212) 698 8695

bredan.payne@sternir.com